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As filed with the United States Securities and Exchange Commission December 21, 2006.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Reliant Energy, Inc.
(Name of Subject Company (Issuer))

Reliant Energy, Inc.
(Name of Filing Person—(Offeror))

5.00% Convertible Senior Subordinated Notes due 2010
(Title of Class of Securities)

75952B AC 9 and 75952B AD 7
(CUSIP Numbers of Class of Securities)

Michael L. Jines, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Reliant Energy, Inc.
1000 Main Street
Houston, Texas 77002
(713) 497-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
 Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$422,001,434	$45,155

(1)
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the tender of all of our outstanding 5.00% Convertible Senior Subordinated Notes due 2010 in exchange for shares of our common stock. If all of the notes are validly tendered and not withdrawn, we will pay to the holders thereof an aggregate of $41,250,000 in cash, which includes accrued and unpaid interest on the Notes up to, but not including, the exchange date of $4,812,500 and issue to the holders thereof an aggregate of 28,822,970 shares of our common stock having an aggregate market value of $380,751,434 (based on the average of the high and low trading prices of our common stock on the New York Stock Exchange on November 20, 2006).

(2)
Previously Paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 22, 2006, and Amendment No. 1 through No. 3 thereto filed on December 11, 2006, December 18, 2006, and December 20, 2006, respectively (the "Schedule TO") by Reliant Energy, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Securities Act"), in connection with its offer to pay a cash premium of $150.00, which includes accrued and unpaid interest up to, but not including, the exchange date, for each $1,000 principal amount of the Company's 5.00% Convertible Senior Subordinated Notes due 2010 (the "Notes") that is validly tendered in exchange for shares of its common stock, par value $.001 per share, upon the terms and subject to the conditions described in the Offering Circular, dated November 22, 2006, as amended and supplemented, and the related Letter of Transmittal to the Schedule TO (which together, as amended and supplemented from time to time, constitute the "Offer"). Copies of the Offering Circular and the Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        The information in the Offering Circular and the Letter of Transmittal is incorporated in this Amendment No. 4 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

        On December 21, 2006, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 p.m. midnight, New York City time, on December 20, 2006. A copy of the press release is filed as Exhibit (a)(1)(i) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(1)(i)	Press Release Announcing Final Results of the Offer dated December 21, 2006.

SIGNATURE

        After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RELIANT ENERGY, INC.
By:	/s/ Michael L. Jines
Name:	Michael L. Jines
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: December 21, 2006

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Press Release Announcing Final Results of the Offer dated December 21, 2006.

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SIGNATURE
EXHIBIT INDEX